SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No....)

CUI Global Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

126576-206

(CUSIP Number)

08/10/2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

CUSIP No. 126576-206
(1)Names of reporting persons. Kjell H. Qvale
(2) Check the appropriate box if a member of a group (see instructions) (a) n/a (b) n/a
(3) SEC use only
(4) Citizenship or place of organization U.S. citizen
Number of shares beneficially owned by each reporting person with:	(5)Sole voting power 840,770 common shares
(6)Shared voting power -0-
(7)Sole dispositive power 840,770 common shares
(8)Shared dispositive power -0-
(9)Aggregate amount beneficially owned by each reporting person 840,770
(10)Check if the aggregate amount in Row (9) excludes certain shares (see instructions) n/a
(11)Percent of class represented by amount in Row 9: 7.7%
(12)Type of reporting person (see instructions) OO The securities are owned by a trust controlled by the shareholder, Kjell H. Qvale Survivors Trust.

Item 1.

Item 1(a) Name of issuer: CUI Global Inc.
Item 1(b) Address of issuer's principal executive offices: 20050 SW 112th Avenue, Tualatin, OR 97062

Item 2.

2(a) Name of person filing: Kjell H. Qvale
2(b) Address or principal business office or, if none, residence: British Motor Car Distributors, Ltd., 901 Van Ness Avenue, San Francisco, CA. 94109
2(c) Citizenship: U. S. citizen
2(d) Title of class of securities: Common Stock
2(e) CUSIP No.: 126576-206

Item 3.

n/a

Item 4. Ownership

a.	Amount beneficially owned: 840,770 shares of Common Stock

b.	Percent of class 7.7% Common Stock

c.	Number of shares as to which such person has:

	i.	Sole power to vote or to direct the vote: 840,770 common shares

	ii.	Shared power to vote or to direct the vote: -0-

	iii.	Sole power to dispose or to direct the disposition of: 840,770 common shares

	iv.	Shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of 5 Percent or Less of a Class.

n/a

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

n/a

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

n/a

Item 8. Identification and Classification of Members of the Group

n/a

Item 9. Notice of Dissolution of Group

n/a

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/14/2012

Signature: /Kjell H. Qvale/

Name/Title: Kjell H. Qvale, individually and on behalf of Kjell H. Qvale Survivors Trust